ADVISORS PREFERRED TRUST

ADVISORS PREFERRED, LLC

1445 Research Boulevard, Suite 530

Rockville, MD 20850

July 20, 2023

Via EDGAR Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust, et al – File No. 812-15487

Ladies and Gentlemen:

Advisors Preferred Trust (the "Trust") and Advisors Preferred, LLC (the "Adviser" and, together with the Trust, the "Applicants") respectfully request the withdrawal of the Applicants' application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), from certain provisions of Section 15(a) of the 1940 Act and certain disclosure requirements under various rules and forms (the "Application").

The Application was intended to be filed as an amendment to a previously filed application with the Securities and Exchange Commission on April 6, 2023 (SEC Accession No. 0001580642-23-001962 and File No. 812-15452). On July 19, 2023, the EDGAR service provider engaged by Applicants inadvertently filled the amendment as an EDGAR submission type of 40-APP, rather than 40-APP/A, which generated File No. 812-15487. Later that same day, the EDGAR service provider correctly filed the amendment to the prior application as an EDGAR submission type of 40-APP/A.

The Applicants respectfully request that the Application (File No. 812-15487) be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions, please contact Parker Bridgeport at (614) 469-3238.

Very truly yours,

ADVISORS PREFERRED TRUST

By:/s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: President and Trustee

ADVISORS PREFERRED, LLC

By:/s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: Chief Executive Officer